UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

Motorcar Parts of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

620071100

(CUSIP Number)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	620071100

1	NAMES OF REPORTING PERSONS
Bison Capital Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,133,333 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,133,333 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,333

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.87% (b)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a)
Consists of shares issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”).  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,624,728 shares of Common Stock outstanding, which consists of (i) 19,491,395 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-Q for the quarter ended December 31, 2022, filed with the Securities and Exchange Commission on February 9, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

1	NAMES OF REPORTING PERSONS
Bison Capital Partners VI-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,133,333 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,133,333 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,333

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.87% (b)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a)
Consists of shares issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”).  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,624,728 shares of Common Stock outstanding, which consists of (i) 19,491,395 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-Q for the quarter ended December 31, 2022, filed with the Securities and Exchange Commission on February 9, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

1	NAMES OF REPORTING PERSONS
Bison Capital Partners VI GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,133,333 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,133,333 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,333

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.87% (b)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(a)
Consists of shares issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”).  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,624,728 shares of Common Stock outstanding, which consists of (i) 19,491,395 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-Q for the quarter ended December 31, 2022, filed with the Securities and Exchange Commission on February 9, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

1	NAMES OF REPORTING PERSONS
Bison Capital Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,133,333 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,133,333 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,333

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.87% (b)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(a)
Consists of shares issuable to Bison Capital Partners VI, L.P. (“Bison VI”) and Bison Capital Partners VI-A, L.P. (“Bison VI-A”).  Bison Capital Partners VI GP, L.P. (“Bison VI GP”), is the general partner of Bison VI and Bison VI-A. Bison Capital Partners GP LLC (“Ultimate GP”), is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

(b)
Based on 21,624,728 shares of Common Stock outstanding, which consists of (i) 19,491,395 shares of Common Stock outstanding, as disclosed by the Issuer on the cover page of its Form 10-Q for the quarter ended December 31, 2022, filed with the Securities and Exchange Commission on February 9, 2023, and (ii) 2,133,333 shares of Common Stock issuable upon conversion of an aggregate of $32 million principal amount of the Company’s 10% Convertible Promissory Notes beneficially owned by Bison VI, Bison VI-A, Bison VI GP and Ultimate GP.

Item 1.
(a)	Name of Issuer Motorcar Parts of America, Inc.
(b)	Address of Issuer’s Principal Executive Offices 2929 California Street, Torrance, CA 90503
Item 2.
(a)
Bison Capital Partners VI, L.P. (“Bison VI”), Bison Capital Partners VI-A, L.P. (“Bison VI-A”), Bison Capital Partners VI GP, L.P. (“Bison VI GP”), and Bison Capital Partners GP, LLC (“Ultimate GP”).

Shares are held of record by Bison VI and Bison VI-A. Bison VI GP is the general partner of Bison VI and Bison VI-A.  Ultimate GP is the general partner of Bison VI GP. Bison VI, Bison VI-A, Bison VI GP and Ultimate GP share voting and dispositive power over these shares.

Douglas Trussler, Kurt Pilecki, Lou Caballero, Peter Macdonald and Andreas Hildebrand control Bison VI, Bison VI-A, Bison VI GP and Ultimate GP. Each of these individuals is employed by Bison Capital Asset Management, LLC, 233 Wilshire Blvd., Suite 425, Santa Monica, CA 90401, which is in the business of providing management services to Ultimate GP and its affiliates. Each of these individuals disclaims beneficial ownership in the securities of the Issuer held by Bison VI and Bison VI-A.

(b)	Address of Principal Business Office or, if None, Residence c/o Bison Capital Asset Management, LLC, 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90401.
(c)	Citizenship See Item 4 of each cover page.
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 620071100
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
See Item 9 of each cover page.
(b)	Percent of Class:
See Item 11 of each cover page.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	See Item 5 of each cover page.
	(ii)	shared power to vote or to direct the vote	See Item 6 of each cover page.
	(iii)	sole power to dispose or to direct the disposition of	See Item 7 of each cover page.
	(iv)	shared power to dispose or to direct the disposition of	See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023	Bison Capital Partners VI, L.P.
By: BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
its general partner

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: April 10, 2023	Bison Capital Partners VI-A, L.P.
By: BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
By: BISON CAPITAL PARTNERS GP, LLC,
its general partner

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: April 10, 2023	Bison Capital Partners VI GP, L.P.
By: BISON CAPITAL PARTNERS GP, LLC,
its general partner

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: April 10, 2023	By: BISON CAPITAL PARTNERS GP, LLC,

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

EXHIBIT INDEX

Exhibit
Exhibit A: Joint Filing Agreement.

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Motorcar Parts of America, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth below.

Dated: April 10, 2023	Bison Capital Partners VI, L.P.
By: BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
By: BISON CAPITAL PARTNERS GP, LLC,
its general partner

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: April 10, 2023	Bison Capital Partners VI-A, L.P.
By: BISON CAPITAL PARTNERS VI GP, L.P.,
its general partner
By: BISON CAPITAL PARTNERS GP, LLC,
its general partner

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: April 10, 2023	Bison Capital Partners VI GP, L.P.
By: BISON CAPITAL PARTNERS GP, LLC,
its general partner

By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member

Dated: April 10, 2023	By: BISON CAPITAL PARTNERS GP, LLC,

	By:	/s/ Douglas Trussler
Name: Douglas Trussler
Title: Managing Member